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August 21, 2009

VIA EDGAR

Pamela A. Long
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4631
100 F Street NE
Washington, DC  20549

Re:	India Globalization Capital, Inc.

Registration Statement on Form S-3
Filed August 3, 2009
File No. 333-160993

Dear Ms. Long:

This letter responds to certain comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to India Globalization Capital, Inc. (the “Company”) dated August 20, 2009 with respect to the above-referenced filing.

For your convenience, we have included each of the Staff’s comments in italics before each of the Company’s responses.  References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

Description of Debt Securities, Page 12

Staff Comment 1:  Please file the indentures as exhibits to this Registration Statement.

1.            We have amended the Registration Statement in Pre-Effective Amendment No. 2 filed herewith to remove debt securities from the types of securities that may be offered pursuant to the Registration Statement.  Accordingly, the debentures should no longer be required.

Signatures Page 29

Staff Comment 2:  Please have your principal financial officer sign the registration statement.  Please refer to instructions 1 and 2 to the signature requirement of Form S-3.

2.            We have revised the signature block for John Selvaraj in Pre-Effective Amendment no. 2. to clarify that he is signing the Form S-3 in the capacities of both principal accounting officer and principal financial officer.

The Company appreciates the Staff’s comments with respect to the Registration Statement and would like to provide any assistance necessary for the Staff to expedite the review process.  Comments or questions regarding this letter may be directed to Stan Jutkowitz of our office at (202) 828-3568 or by fax to 202-641-9268 or to he undersigned at (617) 946-4887 or by fax to 617-790-5356.

Very truly yours,

SEYFARTH SHAW LLP

/s/ Mark A. Katzoff
Mark A. Katzoff

:mak
bcc:	Stanley S. Jutkowitz, Esq.
Ram Mukunda